AKERNA CORP.

1630 Welton Street, Floor 4

Denver, Colorado 80202

August 13, 2020

Via EDGAR

Securities and Exchange Commission

ATTN: Mr. Edwin Kim

100 F Street, NE
Washington, D.C. 20549

Re:	Akerna Corp. – Request for Acceleration
Registration Statement on Form S-1
Filed on August 10, 2020
File No. 333-242474

Ladies and Gentlemen:

On behalf of Akerna Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (No. 333-242474) to permit said Registration Statement to become effective at 4:00 p.m. Eastern time on August 14, 2020, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Akerna Corp.

/s/ John Fowle

John Fowle

Chief Financial Officer